UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549
OMB Number: 3235-0161
Expires: October 31, 2003

FORM U-3A-2

File No. 20549
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Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
Provision of the Public Utility Holding Company Act of 1935 To be filed annually prior to March 1

TATUM DEVELOPMENT CORP.
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hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale general (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

SEE ATTACHED

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

SEE ATTACHED

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural gas or manufactured gas distributed at retail,

3,276,954 MCF (All in Mississippi) totaling $26,926,867.51

b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

NONE

c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

NONE

d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

NONE


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4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

NONE

b) Name each system company that holds an interest in such EWG or foreign utility company; and description of interest held.

NONE

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

NONE

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

NONE

e) Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

NONE

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this the 15th day of February, 2005.

TATUM DEVELOPMENT CORP.

ROBERT O. TATUM
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By:

ROBERT O. TATUM, PRESIDENT

Attest:

ALLAN DAGLIO
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ALLAN DAGLIO, VICE-PRESIDENT, CFO

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Allan Daglio, Vice-President/CFO
Tatum Development Corp.
11 Parkway Blvd.
Hattiesburg MS  39401-8893
Phone:  (601) 544-6043


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